MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2021

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2021 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the six months ended June 30, 2021 which are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and audited consolidated financial statements of the Company as at and for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 16, 2021 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns one producing mine in the USA, the Jerritt Canyon Gold Mine, three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, four mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 3

2021 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2021-Q2	2021-Q1	Change Q2 vs Q1	2020-Q2	Change Q2 vs Q2	2021-YTD	2020-YTD	Change
Operational
Ore Processed / Tonnes Milled	826,213	614,245	35%	333,559	148%	1,440,457	932,701	54%
Silver Ounces Produced	3,274,026	2,908,024	13%	1,834,575	78%	6,182,050	4,986,555	24%
Silver Equivalent Ounces Produced	6,435,023	4,540,296	42%	3,505,376	84%	10,975,319	9,700,433	13%
Cash Costs per Silver Equivalent Ounce (1)	$13.89	$12.61	10%	$7.76	79%	$13.36	$8.07	66%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.42	$19.35	0%	$13.95	39%	$19.39	$12.85	51%
Total Production Cost per Tonne (1)	$104.94	$90.03	17%	$78.78	33%	$98.58	$81.12	22%
Average Realized Silver Price per Ounce (1)	$27.32	$27.13	1%	$17.33	58%	$27.25	$17.35	57%

Financial (in $millions)
Revenues	$154.1	$100.5	53%	$34.9	NM	$254.6	$120.9	111%
Mine Operating Earnings (Loss)	$29.4	$28.1	5%	($7.8)	NM	$57.5	$13.4	NM
Net Earnings (Loss)	$15.6	$1.9	NM	($10.0)	NM	$17.5	($42.4)	141%
Operating Cash Flows before Movements in Working Capital and Taxes	$51.2	$31.1	64%	($16.4)	NM	$82.3	$6.9	NM
Cash and Cash Equivalents	$227.1	$201.7	13%	$95.2	139%	$227.1	$95.2	138%
Working Capital (1)	$276.3	$232.8	19%	$114.2	142%	$276.3	$114.2	142%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.06	$0.01	NM	($0.05)	NM	$0.08	($0.20)	137%
Adjusted EPS (1)	$0.05	$0.03	74%	($0.10)	(153%)	$0.08	($0.06)	NM
Cash Flow per Share (1)	$0.21	$0.14	51%	($0.08)	NM	$0.35	$0.03	NM
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 35 to 41 for a reconciliation of non-GAAP to GAAP measures.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	202,382	234,381	242,839	146,611	826,213
Silver Ounces Produced	1,868,031	565,453	840,541	—	3,274,026
Gold Ounces Produced	19,227	8,453	102	18,762	46,544
Silver Equivalent Ounces Produced	3,176,725	1,140,398	847,502	1,270,398	6,435,023
Cash Costs per Silver Equivalent Ounce	$10.17	$16.70	$13.66	N/A	$13.89
All-in Sustaining Cost per Silver Equivalent Ounce	$14.22	$21.31	$15.97	N/A	$19.42
Cash cost per AuEq Ounce	N/A	N/A	N/A	$1,407	N/A
All-In sustaining costs per AuEq Ounce	N/A	N/A	N/A	$1,679	N/A
Total Production Cost per Tonne	$153.43	$79.17	$45.71	$177.30	$104.94
(1) Jerritt Canyon production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 4

Operational Highlights

•Total production: During the quarter, total production was 6.4 million silver equivalent ounces, consisting of 3.3 million ounces of silver and 46,544 ounces of gold, representing an increase of 13% and 95%, respectively, compared to the previous quarter primarily due to a 14% increase in silver equivalent production from the three operating Mexican mines and the addition of 18,762 ounces of gold production from the Jerritt Canyon operation since the April 30, 2021 acquisition.
•Cash cost per silver equivalent ("AgEq") ounce for the quarter was $13.89 per ounce, compared to $12.61 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to the lower silver head grades, higher ore development and the addition of Jerritt Canyon which was producing at a higher cash cost in the first few months since the acquisition. The Company has identified numerous projects that will be implemented over the next 12 to 24 months at Jerritt Canyon to improve production and reduce costs at the mine and processing plant. The increase in cash costs were partially offset by lower cash costs at Santa Elena and La Encantada due to higher production.
•All-in Sustaining Cost ("AISC") per AgEq ounce in the second quarter was $19.42 per ounce compared to $19.35 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to an increase in cash cost per AgEq ounce due to the addition of Jerritt Canyon, partially offset by a decrease in sustaining costs as costs were related to 42% more silver equivalent ounces compared to the prior quarter.
•Jerritt Canyon Acquisition Completed - Early Exploration Success: During the quarter, the Company completed the acquisition of the Jerritt Canyon Gold Mine adding a fourth producing operation to its growing portfolio of assets and diversifying production outside of Mexico. Over the next six to twelve months, the Company is planning an expansive exploration program to follow-up and test more than 25 near-mine and greenfield targets. Since closing of the acquisition, drill hole WT-151 intersected 76.2 metres of 1.65 g/t gold, including 7.6 metres of 4.63 g/t gold, at Waterpipe II. This area of the property is developing into a target with open pit potential.
•LNG Power at Santa Elena: The Liquified Natural Gas ("LNG") facility at Santa Elena successfully reached full capacity after completing final ramp-up procedures in early May. Santa Elena is now the Company's second operation that has been fully converted from diesel to low-cost, environmentally friendlier LNG power.
•Stockpiling at Ermitaño: During the quarter, the Company continued extracting mineralized material from the development of the test stope area and started developing pre-production sills from the Ermitaño deposit. As of July 5, 2021, approximately 18,200 tonnes of mineralized material grading 2.2 g/t gold and 39 g/t silver have been placed in surface stockpiles. Over the next six months, an additional 40,000 to 50,000 tonnes of higher grade ore material is expected to be stockpiled on surface in anticipation of future processing at the Santa Elena processing plant in the first quarter of 2022.
•26 Active Drill Rigs: The Company completed a total of 53,608 metres in exploration drilling across the Company's mines during the quarter. At the end of the quarter, a total of 26 exploration drill rigs were active consisting of 13 rigs at San Dimas, five at Jerritt Canyon, six rigs at Santa Elena and two rigs at La Encantada.

Financial Highlights

•In the second quarter, the Company generated revenues of $154.1 million compared to $34.9 million in the second quarter of 2020. The increase in revenues was attributed primarily to a 199% increase in payable silver equivalent ounces sold due to a temporary suspension of operations mandated by the Mexican government in response to COVID-19 in the second quarter of 2020. The realized price of silver averaged $27.32 per ounce during the quarter, a 58% increase compared to $17.33 in the second quarter of 2020.
•The Company realized mine operating earnings of $29.4 million compared to a mine operating loss of $7.8 million in the second quarter of 2020. The increase in mine operating earnings was primarily attributed to higher ounces sold and higher metal prices.
•Net earnings for the quarter was $15.6 million (EPS of $0.06) compared to net loss of $10.0 million (EPS of ($0.05)) in the second quarter of 2020. The increase in net earnings was primarily attributed to higher metal prices, temporary suspension of operating activities in the second quarter of 2020 in response to the COVID-19 pandemic, as well as a $10.3 million loss in the second quarter of 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives.

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•Adjusted net earnings (a non-GAAP measure) for the quarter, normalized for non-cash or unusual items such as unrealized gain or loss on marketable securities, share-based payments and deferred income taxes for the quarter ended June 30, 2021, was $12.7 million (Adjusted EPS of $0.05) compared to adjusted net loss of $20.7 million (Adjusted EPS of ($0.10)) in the second quarter of 2020.
•Operating cash flow before movements in working capital and taxes in the quarter was $51.2 million ($0.21 per share) compared to cash outflow of $16.4 million (($0.08) per share) in the second quarter of 2020.
•As of June 30, 2021, the Company had cash and cash equivalents of $227.1 million and working capital of $276.3 million.
•On April 1, 2021, the Company renewed its senior secured revolving credit facility by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million. The pricing grid was also revised to calculate expenses on a net debt rather than gross debt basis, which will reduce future finance costs.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 6

ACQUISITION OF JERRITT CANYON CANADA LTD.

On April 30, 2021, the Company completed the acquisition of 100% of the issued and outstanding shares of Jerritt Canyon Canada Ltd. from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares"), five million common share purchase warrants, each exercisable for one common share of the Company at a price of $20 per share for a period of three years (the "Consideration Warrants"). Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax ("Triggered Tax") due by Jerritt Canyon Canada as a result of a reorganization completed prior to the acquisition of the Jerritt Canyon Gold Mine. The parties have agreed that the estimated amount of such tax liability is approximately $47.1 million, which amount was paid from the Escrowed Funds and the Purchase Price was thereby increased by $12.9 million, being the difference between the Triggered Tax amount and $60 million ("Triggered Tax Adjustment"). In addition, the purchase price was reduced by $2.8 million by which the closing working capital of Jerritt Canyon was less than zero (the “Working Capital Adjustment”).

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 3,600 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of $1,289 per ounce.

Management has concluded that Jerritt Canyon constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations.

For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. Any future changes to the purchase price allocation may result in adjustments to mining interests.

The Company is completing a full and detailed valuation of the fair value of the net assets of Jerritt Canyon acquired with the assistance of an independent third party. Therefore, it is likely that the purchase price and fair values of assets acquired, and liabilities assumed will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed preliminary purchase price allocation as further analysis, including the assumption of liabilities including finalization of decommissioning liabilities, identification of contingent liabilities, finalization of the special trust agreement and reclamation bond requirement review with NDEP, as well as finalization of working capital adjustments. Consequently, the actual allocation of the purchase price may result in different adjustments than those in these unaudited interim consolidated financial statements.

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Consideration and Purchase Price Allocation
Total consideration for the acquisition was valued at $476.5 million on the acquisition date. The preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration

26,719,727 Consideration Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	$416,561
1,705,514 Private Placement Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	26,589
5,000,000 Consideration Warrants issued to Sprott Mining with an accounting fair value of $4.63 per warrant(2)	23,150
Estimated Triggered Tax Adjustment	12,913
Estimated Working Capital Adjustment	(2,758)
Total consideration	$476,455

Allocation of Purchase Price

Cash and cash equivalents	$1,025
Inventories	19,304
Trade and other receivables(3)	135
Other financial assets	3,581
Prepaid expenses	1,662
Restricted cash(4)	96,985
Mining interest	409,930
Property, plant and equipment	224,034
Trade and other payables	(27,159)
Lease liabilities	(2,194)
Income taxes payable	(47,185)
Contingent environmental provision(5)	(17,900)
Decommissioning liabilities	(87,705)
Deferred tax liabilities	(98,186)
Net assets acquired	$476,455
(1)     Fair values of Consideration Shares and Private Placement Shares were estimated at $15.59 per shares based on the opening price of First Majestic’s common share on the New York Stock Exchange on April 30, 2021, as compared to their deemed price of $17.59 according to the Acquisition Agreement.
(2)     The Consideration Warrants have an exercise price of $20 per share for a three-year term expiring on April 30, 2024. The fair value of Consideration Warrants were estimated using the Black-Scholes method.
(3)     Trade and other receivables are expected to be fully recoverable.
(4)     Restricted cash includes $30.0 million proceeds from the issuance of Private Placement Shares which were deposited into the Escrowed Funds and $67.0 million in non-current environmental reclamation bonds.
(5) Contingent environmental provision relates to funds required to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment cost at Jerritt Canyon. Amounts are subject to management review of reclamation plan and cost estimates as well as alternative treatment options after the acquisition. Actual amount may differ significantly from the amount disclosed above.

Total transaction costs of $1.8 million related to the acquisition were expensed during the period.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 8

2021 SECOND HALF PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s revised production outlook and cost guidance for 2021. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

Following the acquisition of the Jerritt Canyon operation, the Company has revised its annual production guidance to incorporate the following operational adjustments:

1.The addition of approximately 72,000 to 79,000 ounces of gold (or 5.1 to 5.6 million silver equivalent ounces) production in 2021 from Jerritt Canyon. On an annualized rate, Jerritt Canyon is projected to produce 104,000 to 110,000 ounces of gold (or 7.9 to 8.4 million silver equivalent ounces) without taking into account any of the anticipated benefits from the Company's optimization plans.
2.At San Dimas, plant throughput is expected to increase 8% to an average of 2,400 tpd in the second half of 2021 compared to 2,220 tpd in the first half of 2021. Silver and gold grades are expected to improve and average 342 g/t silver and 3.55 g/t gold in the second half of 2021 compared to 293 g/t silver and 2.95 g/t gold in the first half of 2021.
3.At Santa Elena, plant throughput is expected to increase 16% to an average of 2,700 tpd in the second half of 2021 compared to 2,319 tpd in the first half of 2021. Blended silver and gold grades from the heap leach pad together with fresh underground ore are expected to increase and average 95 g/t silver and 1.07 g/t gold in the second half of 2021 compared to 82 g/t silver and 1.14 g/t gold in the first half of 2021.
4.At La Encantada, plant throughput is expected to increase 5% to an average of 2,750 tpd in the second half of 2021 compared to 2,609 tpd in the first half of 2021. Silver grades are expected to average 146 g/t silver in the second half of 2021 compared to 134 g/t silver in the first half of 2021.

As a result of these operational modifications, total production in 2021 is expected to increase to a range of 25.7 to 27.5 million silver equivalent ounces consisting of 13.0 to 13.8 million ounces of silver and 181,000 to 194,000 ounces of gold. This compares to the previous annual production guidance of 20.6 to 22.9 million silver equivalent ounces consisting of 12.5 to 13.9 million ounces of silver and 100,000 to 112,000 ounces of gold.

The Company is also providing guidance for the second half of 2021 on a mine-by-mine basis below. Cash costs and AISC are on a per payable silver equivalent ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces were updated to the following: $25.00/oz for silver (previously $22.50/oz), $1,800/oz for gold (unchanged), MXN:USD 20:1 (unchanged). As result of the lower silver-to-gold ratio used in the updated guidance, the Company has reduced its estimated 2021 production by 0.9 million silver equivalent ounces.

Guidance for second half of 2021

	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Costs per AgEq Oz ($)	AISC per AgEq Oz ($)*
Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	4.0 – 4.5	43 – 48	7.1 – 7.9	7.39 – 7.84	10.43 – 11.21
Santa Elena, Mexico	1.2 – 1.4	14 – 16	2.3 – 2.5	14.07 – 14.91	17.72 – 18.97
La Encantada, Mexico	1.5 – 1.7	–	1.5 – 1.7	13.29 – 14.08	15.57 – 16.60
Mexico Consolidated:	6.7 – 7.6	57 – 64	10.9 – 12.1	9.81 – 11.29	14.86 – 16.86

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	54 – 60	3.9 – 4.3	1,365 – 1,447	1,816 – 1,949
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	6.7 – 7.6	111 - 124	14.8 - 16.4	12.20 – 13.60	17.57 – 19.53
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures. Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.31 to $1.41 per payable silver equivalent ounce.
*Jerritt Canyon Gold’s AISC includes the impact of $12.3 million investment in the TSF2 expansion lift, or $206 to $230 per AuEq ounce.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 9

In the second half of 2021, the Company expects total production of between 14.8 to 16.4 million silver equivalent ounces consisting of 6.7 to 7.6 million ounces of silver and 111,000 to 124,000 ounces of gold. This represents a 44% increase to the midpoint of guidance when compared to 10.8 million silver equivalent ounces produced in the first half of 2021.
A mine-by-mine breakdown of the revised full year 2021 production guidance is included in the table below and assumes the same metal prices and foreign currency assumptions as stated previously.

GUIDANCE FOR FULL YEAR 2021

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	7.6 – 8.1	80 – 85	13.2 – 14.0	8.51 – 8.82	12.04 – 12.56
Santa Elena, Mexico	2.3 – 2.4	29 – 31	4.3 – 4.6	15.74 – 16.29	19.97 – 20.77
La Encantada, Mexico	3.1 – 3.3	–	3.1 – 3.3	13.39 – 13.78	15.73 – 16.25
Mexico Consolidated:	13.0 – 13.8	109 – 115	20.6 – 21.9	10.75 – 11.12	15.77 – 16.43

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	72 – 79	5.1 – 5.6	1,381 – 1,443	1,785 – 1,881
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	13.0 – 13.8	181 – 194	25.7 – 27.5	12.52 – 12.96	17.86 – 18.63
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures. Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.26 to $1.32 per payable silver ounce.
*Jerritt Canyon Gold’s AISC includes the impact of the $12.3 million investment in the TSF2 expansion lift, or $157 to $170 per AuEq ounce.

Annual cash costs are now expected to be within the range of $12.52 to $12.96 per ounce, compared to the previous guidance of $9.52 to $10.10 per ounce, primarily due to the addition of the Jerritt Canyon operation and higher development costs at Santa Elena. In addition, annual AISC are now expected to be within a range of $17.86 to $18.63 per ounce, compared to the previous guidance of $14.81 to $15.99 per ounce. Many of the anticipated cost benefits at Jerritt Canyon are not yet reflected in the forecasted operating results above and is expected to take several quarters to materialize.

REVISED CAPITAL BUDGET
The Company has updated its 2021 capital budget to include the Jerritt Canyon operation as well as the reallocation of capital for development and exploration across its operations. As a result, total capital investments for 2021 are now estimated at $205.3 million, consisting of $84.2 million for sustaining requirements and $121.1 million for expansionary projects. This represents a 22% increase compared to the original 2021 capital budget of $168.4 million primarily due to the inclusion of the Jerritt Canyon operation and additional investments in underground development at Santa Elena. The revised budget includes $92.2 million to be spent on underground development, $52.9 million towards property, plant and equipment, $35.1 million in exploration and $25.2 million towards corporate projects. On a mine-by-mine basis, capital expenditures in the second half of 2021 are estimated to be $23.0 million at San Dimas, $34.4 million at Jerritt Canyon, $36.6 million at Santa Elena (includes $22.7 million at Ermitaño) and $6.1 million at La Encantada.

Revised 2021 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	$47.1	$45.1	$92.2
Exploration	0.5	34.6	35.1
Property, Plant and Equipment	33.7	19.2	52.9
Corporate Projects	3.0	22.2	25.2
Total	$84.2	$121.1	$205.3
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

In accordance with the revised 2021 budget, the Company is now expecting to complete a total of 50,495 metres of underground development, representing a 7% increase compared to the original budget of 47,000 metres. In addition, the Company is now planning to complete a total of approximately 217,600 metres of exploration drilling in 2021, representing a 18% increase compared to the original budget of 184,150 metres, primarily due the addition of approximately 52,800 metres of exploration drilling planned at Jerritt Canyon.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 10

JERRITT CANYON OPTIMIZATION PLANS

Given its extensive 40-year production history in Nevada, Jerritt Canyon is one of the state’s most prominent gold mines. However, the operation has suffered from a lack of investment in exploration and development in recent years. First Majestic is planning to deploy capital towards exploration, underground development and plant optimization at the operation with the objective of increasing production rates, reducing costs and extending mine life of the asset.

Since the acquisition announcement in January 2021, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 24 months to improve production and reduce costs at the mine and processing plant, including:

1.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities
2.Obtain permits for potential pushbacks of past-producing open pits for future mill feed
3.Test over 25 high-priority exploration targets, both near-mine and greenfield
4.Evaluate ore purchase/toll milling opportunities with third parties to fill roaster excess capacity
5.Execute a roaster expansion capacity study for future expansion
6.Optimize the water treatment plant for mine dewatering prioritization
7.Complete the lift upgrade of TFS2 and develop a long-term TSF plan
8.Optimize the underground mining plan and execution of mining with the mine contractor

It should be noted that many of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to take several quarters to materialize.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 11

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2021		2020					2019
PRODUCTION HIGHLIGHTS	Q2(4)	Q1	Q4	Q3	Q2(2)	Q1		Q4	Q3
Ore processed/tonnes milled
San Dimas	202,382	199,466	208,648	189,918	114,390	200,109		182,265	173,679
Santa Elena	234,381	185,358	168,276	204,577	89,590	177,834		196,640	229,094
La Encantada	242,839	229,421	248,408	261,425	129,579	221,200		221,049	191,926
Jerritt Canyon	146,611	—	—	—	—	—		—	—
Non-producing properties(1)	—	—	—	—	—	—		26,528	61,268
Consolidated	826,213	614,245	625,332	655,920	333,559	599,142		626,482	655,967

Silver equivalent ounces produced
San Dimas	3,176,725	2,910,946	3,477,061	3,125,662	2,395,633	3,672,169		3,516,117	3,502,102
Santa Elena	1,140,398	884,332	901,630	1,091,026	595,651	1,593,400		1,592,397	1,859,170
La Encantada	847,502	745,018	1,098,800	984,397	514,092	929,487		991,856	891,205
Jerritt Canyon	1,270,398	—	—	—	—	—	0	—	—
Non-producing properties(1)	—	—	—	—	—	—		133,042	384,240
Consolidated	6,435,023	4,540,296	5,477,492	5,201,085	3,505,376	6,195,057		6,233,412	6,636,716

Silver ounces produced
San Dimas	1,868,031	1,716,143	1,941,286	1,678,075	1,102,931	1,677,376		1,658,721	1,639,481
Santa Elena	565,453	453,528	418,153	502,375	222,100	550,133		619,321	632,216
La Encantada	840,541	738,354	1,093,521	978,416	509,544	924,472		987,630	885,627
Non-producing properties(1)	—	—	—	—	—	—		82,752	210,417
Consolidated	3,274,026	2,908,024	3,452,959	3,158,866	1,834,575	3,151,980		3,348,424	3,367,740

Gold ounces produced
San Dimas	19,227	17,448	19,980	18,268	12,042	21,308		21,713	21,534
Santa Elena	8,453	6,327	6,294	7,428	3,677	10,842		11,391	14,154
Jerritt Canyon	18,762	—	—	—	—	—		—	—
Consolidated	46,442	23,775	26,274	25,696	15,719	32,150		33,104	35,688

Cash cost per Ounce(3)
San Dimas (per AgEq Ounce)	$10.17	$10.00	$8.49	$7.74	$6.43	$7.15		$6.86	$6.87
Santa Elena (per AgEq Ounce)	$16.70	$20.18	$16.50	$13.81	$11.44	$9.25		$8.73	$7.26
La Encantada (per AgEq Ounce)	$13.66	$13.77	$10.42	$10.16	$9.55	$10.80		$10.15	$10.72
Jerritt Canyon (per AuEq Ounce)	$1,407	$—	$—	$—	$—	$—		$—	$—
Consolidated (per AgEq Ounce)	$13.89	$12.61	$10.21	$9.48	$7.76	$8.25		$8.23	$8.16

All-in sustaining cost per Ounce(3)
San Dimas (per AgEq Ounce)	$14.22	$14.31	$12.32	$10.74	$10.70	$9.86		$10.01	$9.22
Santa Elena (per AgEq Ounce)	$21.31	$25.66	$21.76	$16.36	$15.02	$10.60		$10.70	$7.96
La Encantada (per AgEq Ounce)	$15.97	$16.30	$12.39	$12.12	$11.76	$13.33		$12.69	$12.65
Jerritt Canyon (per AuEq Ounce)	$1,679	$—	$—	$—	$—	$—		$—	$—
Consolidated (per AgEq Ounce)	$19.42	$19.35	$16.12	$14.01	$13.95	$12.23		$12.81	$11.68

Production cost per tonne
San Dimas	$153.43	$140.29	$135.13	$120.60	$129.67	$126.33		$127.19	$135.71
Santa Elena	$79.17	$94.15	$86.32	$71.44	$74.50	$81.04		$68.77	$57.78
La Encantada	$45.71	$42.99	$43.72	$36.04	$36.80	$43.82		$43.92	$47.86
Jerritt Canyon	$177.30	$—	$—	$—	$—	$—		$—	$—
Consolidated	$104.94	$90.03	$85.68	$71.56	$78.78	$82.41		$78.62	$78.87
1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines which are currently placed on temporary suspension.
2) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.
3) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See "Non-GAAP" section.
4) Jerritt Canyon production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 12

Operating Results – Consolidated Operations

CONSOLIDATED	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q2 vs Q1	Change '21 vs '20

Ore processed/tonnes milled	826,213	614,245	1,440,457	932,701	35%	54%
Average silver grade (g/t)	137	166	150	188	(17%)	(20%)
Average gold grade (g/t)	1.80	1.26	1.57	1.66	43%	(5%)
Silver recovery (%)	90%	89%	89%	89%	1%	0%
Gold recovery (%)	91%	96%	93%	96%	(5%)	(3%)

Production
Silver ounces produced	3,274,026	2,908,024	6,182,050	4,986,555	13%	24%
Gold ounces produced	46,544	23,873	70,418	47,967	95%	47%
Silver equivalent ounces produced	6,435,023	4,540,296	10,975,319	9,700,433	42%	13%

Cost
Cash cost per AgEq Ounce	$13.89	$12.61	$13.36	$8.07	10%	66%
All-In sustaining costs per AgEq Ounce	$19.42	$19.35	$19.39	$12.85	0%	51%
Total production cost per tonne	$104.94	$90.03	$98.58	$81.12	17%	22%

Underground development (m)	13,490	13,707	27,198	15,555	(2%)	75%
Diamond drilling (m)	53,608	39,552	93,159	50,709	36%	84%

Production
Total production in the second quarter was 6.4 million silver equivalent ounces, consisting of 3.3 million ounces of silver and 46,544 ounces of gold, representing an increase of 13% and 95%, respectively, compared to the previous quarter primarily due to a 14% increase in silver equivalent production from the three operating Mexican mines and the addition of 18,762 ounces of gold production from the Jerritt Canyon operation since the April 30, 2021 acquisition.

Total ore processed amounted to 826,213 tonnes during the quarter, representing a 35% increase compared to the previous quarter. The increase in tonnes processed was primarily due to the acquisition of the Jerritt Canyon operation on April 30, 2021 and a 26% increase in production rates at Santa Elena resulting from continued improvements in underground ore deliveries and processing.

Consolidated silver grades in the quarter averaged 137 g/t compared to 166 g/t in the previous quarter and consolidated gold grades averaged 1.80 g/t compared to 1.26 g/t in the prior quarter. Gold grades increased significantly by 43% when compared to the prior quarter due to the addition of Jerritt Canyon and higher gold grades at Santa Elena and San Dimas in the quarter. Consolidated silver and gold recoveries averaged 90% and 91%, respectively, with the reduction in gold recovery reflecting the lower overall gold recovery rates at Jerritt Canyon Gold.

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per silver equivalent ("AgEq") ounce for the quarter was $13.89 per ounce, compared to $12.61 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to the lower silver head grades, higher ore development and the addition of Jerritt Canyon which was producing at a higher cash cost in the first few months since the acquisition. The Company has identified numerous projects that will be implemented over the next 12 to 24 months to improve production and reduce costs at the mine and processing plant. The increase in cash costs were partially offset by lower cash costs at Santa Elena and La Encantada due to higher production.

All-in Sustaining Cost ("AISC") per AgEq ounce in the second quarter was $19.42 per ounce compared to $19.35 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to an increase in cash cost per AgEq ounce due to the addition of Jerritt Canyon, partially offset by a decrease in sustaining costs as costs were related to 42% more silver equivalent ounces compared to the prior quarter.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 13

Development and Exploration
During the quarter, the Company completed 13,490 metres of underground development and 53,608 metres of diamond drilling, compared to 13,707 metres and 39,552 metres, respectively, in the previous quarter.

The Company completed a total of 53,608 metres in exploration drilling across the Company’s mines during the quarter. At the end of the quarter, a total of 26 exploration drill rigs were active consisting of 13 rigs at San Dimas, five at Jerritt Canyon, six rigs at Santa Elena and two rigs at La Encantada.

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2021-Q2	2021-Q1	20201YTD	2020-YTD	Change Q2 vs Q1	Change '21 vs '20

Total ore processed/tonnes milled	202,382	199,466	401,848	314,499	1%	28%
Average silver grade (g/t)	301	285	293	294	6%	0%
Average gold grade (g/t)	3.07	2.83	2.95	3.42	8%	(14%)
Silver recovery (%)	95%	94%	95%	94%	1%	1%
Gold recovery (%)	96%	96%	96%	97%	0%	(1%)

Production
Silver ounces produced	1,868,031	1,716,143	3,584,174	2,780,306	9%	29%
Gold ounces produced	19,227	17,448	36,676	33,350	10%	10%
Silver equivalent ounces produced	3,176,725	2,910,946	6,087,671	6,067,802	9%	0%

Cost
Cash cost per AgEq Ounce	$10.17	$10.00	$10.09	$6.86	2%	47%
All-In sustaining costs per AgEq Ounce	$14.22	$14.31	$14.26	$10.19	(1%)	40%
Total production cost per tonne	$153.43	$140.29	$146.90	$127.54	9%	15%

Underground development (m)	6,637	8,242	14,879	10,588	(19%)	41%
Diamond drilling (m)	26,382	24,078	50,460	31,119	10%	62%

During the first quarter, San Dimas produced 1,868,031 ounces of silver and 19,227 ounces of gold representing an increase of 9% and 10%, respectively, compared to the prior quarter for total production of 3,176,725 silver equivalent ounces, compared to 2,910,946 silver equivalent ounces in the prior quarter.

The mill processed a total of 202,382 tonnes with average silver and gold grades of 301 g/t and 3.07 g/t, respectively, compared to 199,466 tonnes milled with average silver and gold grades of 285 g/t and 2.83 g/t in the previous quarter. The Central Block and Sinaloa Graben areas contributed approximately 62% and 28%, respectively, of the total production during the quarter. In addition, the Tayoltita, El Cristo and West Block areas contributed approximately 10% of total production in the quarter.

Silver and gold recoveries averaged 95% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the second quarter, cash cost per AgEq ounce was $10.17 per ounce compared to $10.00 per ounce in the prior quarter. The increase in cash cost was primarily due to an increase in energy costs as the mine had to rely on electricity from the

First Majestic Silver Corp. 2021 Second Quarter Report	Page 14

public grid and diesel power generation as a result from lower energy contribution from the hydroelectric plant due to the dry season which was partially offset by a 9% increase in silver equivalent ounces produced compared to the prior quarter.

AISC per AgEq ounce for the quarter was $14.22 per ounce compared to $14.31 per ounce in the prior quarter, primarily due to a decrease in sustaining costs associated with a 9% increase in silver equivalent ounces produced.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at June 30, 2021 was 70:1. During the second quarter, the Company delivered 11,214 ounces (2020 - 6,030 ounces) of gold to WPMI at $618 (2020 - $609) per ounce.

A total of 6,637 metres of underground development was completed in the second quarter, compared to 8,242 metres in the prior quarter. Rehabilitation efforts on six kilometres of underground rail-car tracks inside the Tayoltita mine was completed during the quarter. Production from the Tayoltita mine averaged 100 tpd in the second quarter of 2021. In addition, rehabilitation of the access to the previously operated Santa Rita mine started during the quarter.

During the second quarter, 11 underground drills completed 26,382 metres in 75 holes compared to 24,078 metres in the prior quarter. Exploration drilling in the quarter continued to focus in the Central, Sinaloa and Tayoltita Blocks.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 15

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q2 vs Q1	Change '21 vs '20

Total ore processed/tonnes milled	234,381	185,358	419,738	267,423	26%	57%
Underground tonnes
Tonnes milled	166,969	122,401	289,370	183,752	36%	57%
Average silver grade (g/t)	100	106	103	123	(6%)	(16%)
Average gold grade (g/t)	1.39	1.37	1.38	2.23	1%	(38%)
Heap leach tonnes
Tonnes milled	67,412	62,957	130,368	83,672	7%	56%
Average silver grade (g/t)	33	35	34	34	(6%)	0%
Average gold grade (g/t)	0.62	0.61	0.61	0.69	2%	(12%)
Silver recovery (%)	93%	93%	93%	93%	0%	0%
Gold recovery (%)	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	565,453	453,528	1,018,981	772,233	25%	32%
Gold ounces produced	8,453	6,327	14,780	14,520	34%	2%
Silver equivalent ounces produced	1,140,398	884,332	2,024,730	2,189,052	29%	(8%)

Cost
Cash cost per AgEq Ounce	$16.70	$20.18	$18.22	$9.85	(17%)	85%
All-In sustaining costs per AgEq Ounce	$21.31	$25.66	$23.21	$11.80	(17%)	97%
Total production cost per tonne	$79.17	$94.15	$85.78	$78.85	(16%)	9%

Underground development (m)	4,994	4,500	9,495	2,545	11%	273%
Diamond drilling (m)	17,915	12,607	30,522	10,276	42%	197%
During the second quarter, Santa Elena produced 1,140,398 silver equivalent ounces, consisting of 565,453 ounces of silver and 8,453 ounces of gold, representing an increase of 25% and 34%, respectively compared to the prior quarter.

The mill processed a total of 234,381 tonnes or a total increase of 26% during the quarter, consisting of 166,969 tonnes from the underground mine ore and 67,412 tonnes from the above ground heap leach pad compared to 185,358 total tonnes in the prior quarter. Underground production rates returned to normal operating levels following multiple improvements made in mining methods at the Main, Alejandra de Bajo and America veins.

During the quarter, silver and gold grades from underground ore averaged 100 g/t and 1.39 g/t, respectively, compared to 106 g/t and 1.37 g/t in the prior quarter. Above ground heap leach pad averaged 33 g/t and 0.62 g/t respectively during the quarter and were consistent compared to the prior quarter.

Silver and gold recoveries in the second quarter averaged 93% and 96%, respectively, consistent with the previous quarter.

Cash cost per AgEq ounce in the second quarter was $16.70 per ounce compared to $20.18 per ounce in the previous quarter. The decrease in cash cost was primarily attributed to a 29% increase in production as improvement projects implemented begin to materialize.

AISC per AgEq ounce for the quarter was $21.31 per ounce compared to $25.66 per ounce in the prior quarter. The decrease was primarily attributed to a decrease in cash cost per AgEq ounce which was partially offset by an increase in

First Majestic Silver Corp. 2021 Second Quarter Report	Page 16

mine development metres. The increase in mine development continues to be above budgeted rates at Santa Elena to increase ore delivery rates for the remainder of 2021.

Santa Elena’s new LNG power plant reached designed operating rates in early May and is now supplying full power requirements to the Santa Elena operation. This conversion from diesel to LNG is expected to significantly reduce energy costs and greenhouse gas emissions in the second half of the year.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter, the Company delivered 1,669 ounces (2020- 597 ounces) of gold to Sandstorm at an average price of $468 per ounce (2020 - $428 per ounce).

In the second quarter, Santa Elena completed a total of 4,994 metres of underground development, including 1,618 metres at the Ermitaño project, compared to 4,500 metres in the previous quarter.

At the Ermitaño project near Santa Elena, the Company completed 1,618 metres of underground development during the quarter. Extraction of low-grade mineralized material from the development of the test stope area from the Ermitaño orebody began in the quarter with approximately 18,200 tonnes of mineralized material grading 2.2 g/t gold and 39 g/t silver being placed in surface stockpiles. Over the next six months, an additional 40,000 to 50,000 tonnes of material is expected to be stockpiled on surface in anticipation of future processing at the Santa Elena processing plant in the first quarter of 2022. In addition, construction supporting surface facilities and infrastructure, and the main access road connecting the new mine to the Santa Elena processing plant commenced.

A total of six drill rigs, consisting of three surface rigs and three underground rigs, were active at the end of the quarter, completing 17,915 metres compared to 12,607 metres in the prior quarter. Near-mine exploration drilling in the quarter focused on the Main and America veins while brownfield drilling targeted the Ermitaño area which focused on infill drilling with the objective of upgrading from inferred to indicated mineral resource categories. Greenfield drilling is following up on 2020 results on a target area 20 km north of the Santa Elena mine while prospecting activities started in areas to the east of Ermitaño.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 17

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q2 vs Q1	Change '21 vs '20

Ore processed/tonnes milled	242,839	229,421	472,260	350,780	6%	35%
Average silver grade (g/t)	138	131	134	163	6%	(18%)
Silver recovery (%)	78%	77%	77%	78%	2%	(1%)

Production
Silver ounces produced	840,541	738,354	1,578,895	1,434,016	14%	10%
Gold ounces produced	102	97	200	97	5%	106%
Silver equivalent ounces produced	847,502	745,018	1,592,520	1,443,579	14%	10%

Cost
Cash cost per AgEq Ounce	$13.66	$13.77	$13.71	$10.36	(1%)	32%
All-In sustaining costs per AgEq Ounce	$15.97	$16.30	$16.12	$12.77	(2%)	26%
Total production cost per tonne	$45.71	$42.99	$44.38	$41.23	6%	8%

Underground development (m)	827	965	1,792	1,596	(14%)	12%
Diamond drilling (m)	4,905	2,867	7,772	4,982	71%	56%

During the quarter, La Encantada produced 840,541 silver ounces, representing a 14% increase in production compared to the previous quarter primarily due to a 6% increase in throughput and a 6% increase in average silver grades. The La Prieta and San Javier caving areas contributed approximately 73% and 3%, respectively, of the total production during the quarter. In addition, previously mined “Chorros” areas contributed approximately 24% of total production during the quarter.

Silver grades and recoveries during the quarter averaged 138 g/t and 78%, respectively, compared to 131 g/t and 77%, respectively, in the previous quarter.

Cash cost per AgEq ounce for the quarter was $13.66 compared to $13.77 in the previous quarter. The marginal decrease in cash cost per AgEq ounce was primarily due to the 14% increase in silver equivalent ounces produced, partially offset by higher energy and reagent costs due to higher production from the Cuerpo 660 area.

AISC per AgEq ounce for the quarter was $15.97 per ounce, a decrease of 2% compared to $16.30 per ounce in the previous quarter primarily due to the decrease in cash cost per AgEq ounce.

Optimization of plant facilities and improvements to the La Encantada camp advanced during the second quarter, including work on installation of an additional LNG generator and LNG storage tanks.

A total of 827 metres of underground development were completed in the second quarter compared to 965 metres in the prior quarter.

During the second quarter, one underground and one surface drill completed 4,905 metres of drilling compared to 2,867 metres in the previous quarter. Exploration drilling in the quarter was directed towards near mine targets at the Conejo and the Milagros areas. At the end of the quarter brownfields exploration activities started in the La Plata breccia.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 18

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mine located in Northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 3,600 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2021-Q2

Ore processed/tonnes milled	146,611
Average gold grade (g/t)	4.03
Gold recovery (%)	84%

Production
Gold ounces produced(1)	18,762
Gold equivalent ounces produced	18,762
Silver equivalent ounces produced	1,270,398

Cost
Cash cost per AuEq Ounce	$1,407
All-In sustaining costs per AuEq Ounce	$1,679
Total production cost per tonne	$177.30

Underground development (m)	1,032
Diamond drilling (m)	4,406
(1) Includes 2,755 Au ounces poured on April 30, 2021.
Since taking control of Jerritt Canyon on April 30, 2021, the operations produced 18,762 gold ounces during the months of May and June.

The mill processed a total of 146,611 tonnes with an average gold grade and recovery of 4.03 g/t and 84%, respectively. Increased ore development rates and lower ore grade from development activities resulted in higher tonnage with lower average ore grades processed in the plant. In the second half of the 2021, production rates at Jerritt Canyon are expected to average 2,250 tpd with estimated average gold grades of 5.30 g/t.

The SSX and Smith mines contributed approximately 51% and 28%, respectively, of the total production during the quarter. In addition, numerous surface lower grade stockpiles contributed approximately 21% of total production during the quarter.

Cash cost per AuEq ounce for the quarter was $1,407, and AISC per AuEq ounce for the quarter was $1,679 per ounce.

Permitting, preparation and construction activities for the TSF2 12 ft. (3.7 metres) lift project began in June with completion expected in the fourth quarter. The $12.3 million lift will provide over two years of additional deposition storage for tailing material at the site. As a result, the mine is expecting AISC to increase in the second half of the year and normalize in 2022 after the completion of the lift in 2021.

A total of five drill rigs, consisting of two surface rigs and three underground rigs, were active at the end of the quarter. A total of 1,032 metres of underground development were drilled during the quarter. An additional surface drill and increase drill metres are planned for the second half of 2021.

The Company has identified over 25 exploration drill targets that are currently permitted to drill or in the process of permitting. A key focus will be on the Waterpipe II area that has developed into a target with open pit potential. In June, drill hole WT-151 intersected 76.2 metres of 1.65 g/t gold, including 7.6 metres of 4.63 g/t gold, at Waterpipe II. Over the

First Majestic Silver Corp. 2021 Second Quarter Report	Page 19

next six to 12 months, the Company is planning an expansive exploration program to follow-up and test these high-priority, near-mine and greenfield targets.

Given its extensive 40-year production history in Nevada, Jerritt Canyon is one of the state’s most prominent gold mines. However, the operation has suffered from a lack of investment in exploration and development in recent years. First Majestic is planning to deploy capital towards exploration, underground development and plant optimization at the operation with the objective of increasing production rates, reducing costs and extending mine life of the asset.

Since the acquisition announcement in January 2021, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 24 months to improve production and reduce costs at the mine and processing plant, including:

1.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities
2.Obtain permits for potential pushbacks of past-producing open pits for future mill feed
3.Test over 25 high-priority exploration targets, both near-mine and greenfield
4.Evaluate ore purchase/toll milling opportunities with third parties to fill roaster excess capacity
5.Execute a roaster expansion capacity study for future expansion
6.Optimize the water treatment plant for mine dewatering prioritization
7.Complete the lift upgrade of TFS2 and develop a long-term TSF plan
8.Optimize the underground mining plan and execution of mining with the mine contractor

It should be noted that many of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to take several quarters to materialize.

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2019. The Company is in discussions with the La Parrilla Ejido to continue the long-term land use agreement at La Parrilla.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been temporarily suspended since January 2020 in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will continue to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application to acquire a new mining

First Majestic Silver Corp. 2021 Second Quarter Report	Page 20

concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to lower economics and growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and continued to maintain the mine and plant facilities, including advancing a buttressing project on the TSF2 tailing impoundment. The re-opening date is contingent on economics and security conditions in the region and cannot be determined at this time.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping, de-watering of the underground mine and water treatment continue.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid in on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) is payable upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 21

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended June 30, 2021 and 2020 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2021	2020	Variance %

Revenues	$154,073	$34,855	NM	(1)
Mine operating costs
Cost of sales	95,782	26,187	NM	(2)
Cost of sales - standby costs	—	9,166	(100%)	(3)
Depletion, depreciation and amortization	28,868	7,264	NM	(4)
	124,650	42,617	192%

Mine operating earnings (loss)	29,423	(7,762)	NM

General and administrative expenses	6,901	5,846	18%	(5)
Share-based payments	2,768	1,947	42%
Mine holding costs	2,359	5,603	(58%)	(6)
Acquisition costs	1,823	—	100%	(7)
Foreign exchange (gain) loss	(782)	6,229	(113%)
Operating earnings (loss)	16,354	(27,387)	NM
Fair value adjustment on foreign currency derivatives	—	10,251	(100%)	(8)
Investment and other income	4,329	5,259	18%
Finance costs	(4,127)	(3,550)	(16%)
Earnings (loss) before income taxes	16,556	(15,427)	NM
Current income tax expense	10,325	795	NM
Deferred income tax recovery	(9,368)	(6,254)	(50%)
Income tax expense (recovery)	957	(5,459)	(118%)	(9)
Net earnings (loss) for the period	$15,599	($9,968)	NM	(10)

Earnings (loss) per share (basic)	$0.06	($0.05)	NM	(10)
Earnings (loss) per share (diluted)	$0.06	($0.05)	NM	(10)

NM - Not meaningful

1.Revenues in the quarter increased $119.2 million compared to the same quarter of the previous year primarily attributed to the increase in production from the Mexican operations due to the reduced effect of the temporary COVID-19 Suspension and units operating with limited workforce levels in the second quarter of the previous year, as well as the following factors:
•a 3,855,859 increase in payable silver equivalent ounces sold compared to the same quarter of the prior year, resulting in a $62.1 million increase in revenues;
•a 58% increase in realized silver price per ounce sold, which averaged $27.32 during the quarter compared to $17.33 in the second quarter of 2020, resulting in a $57.6 million increase in revenues; and
•the addition of 62 days of production from Jerritt Canyon.

2.Cost of sales in the quarter increased $69.6 million compared to the same quarter of the previous year primarily due to:
•the addition of the Jerritt Canyon mine on April 30, 2021, which contributed $31.7 million to cost of sales during its 62 days of operations under First Majestic;
•an $11.7 million increase in change in inventory expense due to approximately 970,000 ounces of silver and 6,000 ounces of gold withheld as finished goods inventory in the second quarter of 2020 amid lower metal prices;

First Majestic Silver Corp. 2021 Second Quarter Report	Page 22

•a 104% increase in throughput from the Mexican operations following full resumption of operational activities after COVID-19 Suspension in the second quarter of 2020; and
•a stronger Mexican Peso against the U.S. Dollar, which averaged 14% higher compared to the second quarter of 2020.

3.Standby costs in the second quarter of 2020 were in relation to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during the 13-day union work stoppage at San Dimas in June 2020.

4.Depletion, depreciation and amortization in the quarter increased $21.6 million compared to the same quarter of the previous year, primarily as a result of the addition of the Jerritt Canyon mine, which contributed $10.3 million during the quarter, and $11.1 million increase from Mexican operations due to an increase in throughput and higher mining interest and property plant and equipment balances.

5.General and administrative expenses increased $1.1 million or 18% compared to the same quarter of the prior year, primarily due to the impact of foreign exchange on salaries and benefits, year over year salary adjustments, and increases in insurance costs.

6.Mine holding costs decreased by $3.2 million compared to the same quarter of 2020, primarily due to decrease in labour costs at Del Toro and La Parrilla following restructuring that took place in early 2020.

7.Acquisition costs of $1.8 million was in relation to due diligence costs and closing fees incurred in connection with the acquisition of Jerritt Canyon Canada Ltd. which closed on April 30, 2021.

8.Fair value adjustment on foreign currency derivatives a gain of $10.3 million in the second quarter of 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives, which were fully settled as at December 31, 2020. The Company utilized these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

9.During the quarter, the Company recorded an income tax expense of $1.0 million compared to a recovery of $5.5 million in the second quarter of 2020. The increase in income tax expense was primarily due to higher earnings before tax, net of deferred income tax recovery recognized on Jerritt Canyon's losses in the period, inflationary adjustment on Mexican tax bases, and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

10.As a result of the foregoing, net earnings for the quarter was $15.6 million (EPS of $0.06) compared to a net loss of $10.0 million (EPS of ($0.05)) in the same quarter of the prior year.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 23

For the year to date ended June 30, 2021, and 2020 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date	Variance %
	2021	2020	'21 vs '20

Revenues	$254,595	$120,920	111%	(1)
Mine operating costs
Cost of sales	152,843	76,022	101%	(2)
Cost of sales - standby costs	—	10,112	(100)%	(3)
Depletion, depreciation and amortization	44,213	21,433	106%	(4)
	197,056	107,567	83%

Mine operating earnings	57,539	13,353	NM

General and administrative	13,862	12,130	14%
Share-based payments	6,362	4,325	47%
Acquisition costs	1,823	—	100%	(5)
Mine holding costs	6,227	10,382	(40%)	(6)
Loss on divestiture of exploration projects	—	10,106	(100)%	(7)
Foreign exchange (gain) loss	(2,579)	3,403	(176)%
Operating earnings (loss)	31,844	(26,993)	NM
Fair value adjustment on foreign currency derivatives	—	(12,403)	(100)%	(8)
Investment and other income	1,179	4,719	(75)%	(9)
Finance costs	(7,900)	(7,406)	(7)%
Earnings (loss) before income taxes	25,123	(42,083)	NM
Current income tax expense	18,862	2,009	NM
Deferred income tax recovery	(11,193)	(1,688)	NM
Income tax expense	7,669	321	NM	(10)
Net earnings (loss) for the period	$17,454	($42,404)	NM	(11)

Earnings (loss) per share (basic and diluted)	$0.08	($0.20)	NM	(11)

NM - Not meaningful
1.Revenues in the six months ended June 30, 2021 increased $133.7 million or 111% compared to the previous year, primarily attributed to the increase in production from the Mexican operations attributed to the reduced effect of the temporary COVID-19 Suspension and units operating with limited workforce levels in the second quarter of the previous year, as well as the following factors:
•a 57% increase in realized silver price per ounce sold, which averaged $27.25 during the year compared to $17.35 in the prior year, resulting in a $90.5 million increase in revenues; and
•a 32% increase in payable silver equivalent ounces sold compared to the previous year resulting in a $43.6 million increase in revenue; and
•the addition of 62 days of production from Jerritt Canyon.
2.Cost of sales in the year increased $76.8 million or 101% compared to 2020 as a result of the following factors:
•the addition of the Jerritt Canyon mine on April 30, 2021, which contributed $31.7 million to cost of sales during its 62 days of operations under First Majestic;
•an $11.0 million increase in change in inventory expense due to approximately 970,000 ounces of silver and 6,000 ounces of gold withheld as finished goods inventory in the second quarter of 2020 amid lower metal prices;
•a 39% increase in throughput from the Mexican operations compared to 2020 due to an increase in operational days pursuant due to lower impact related to the COVID-19 Suspension; and
•a stronger Mexican Peso against the U.S. Dollar, which averaged 7% higher compared to the same period of 2020.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 24

3.Standby costs in 2020 were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during a 13-day union work stoppage at San Dimas during the second quarter of 2020.

4.Depletion, depreciation and amortization in the year increased $22.8 million or 106% compared to the previous year primarily as a result of the addition of the Jerritt Canyon mine, which contributed which contributed $10.3 million during the year, and $12.1 million increase from Mexican operations due to an increase in throughput and higher mining interest and property plant and equipment balances.

5.Acquisition costs of $1.8 million relates to due diligence costs and closing fees incurred in connection with the acquisition of the Jerritt Canyon Canada Ltd. which closed on April 30, 2021.

6.Mine holding costs for the year decreased $4.2 million compared to the previous year primarily due to decrease in labour costs at Del Toro and La Parrilla following restructuring that took place in early 2020.

7.Loss on divestiture of exploration projects in 2020 related to $10.1 million loss on the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020.

8.Fair value adjustment on foreign currency derivatives of $12.4 million loss during 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives, which have been fully settled as at December 31, 2020. The Company utilized these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

9.Investment and other income in the year decreased $3.5 million primarily due to a $2.1 million write-down on assets held-for-sale, and a $1.5 million decrease in gains from investments in silver future derivatives.

10.During the six months ended June 30, 2021, the Company recorded an income tax expense of $7.7 million, compared to $0.3 million in 2020. The increase in income tax expense was primarily driven by increase in earnings before tax, net of deferred income tax recovery recognized on Jerritt Canyon's losses and inflationary adjustment on Mexican tax bases.

11.As a result of the foregoing, net earnings for the six months ended June 30, 2021 was $17.5 million (EPS of $0.08), compared to a loss of $42.4 million (EPS of ($0.20)) in the prior year.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 25

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2021		2020				2019
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$154,073	$100,522	$117,075	$125,881	$34,855	$86,065	$96,476	$96,989
Cost of sales	$95,782	$57,061	$58,008	$60,275	$26,187	$49,835	$55,033	$54,994
Cost of sales - standby costs	$—	$—	$—	$—	$9,166	$946	$—	$—
Depletion, depreciation and amortization	$28,868	$15,345	$15,399	$17,573	$7,264	$14,169	$17,502	$14,181
Mine operating earnings (loss)	$29,423	$28,116	$43,668	$48,033	($7,762)	$21,115	$23,941	$27,814
Net earnings (loss) after tax	$15,599	$1,855	$34,545	$30,946	($9,968)	($32,436)	($39,946)	$8,559
Earnings (loss) per share - basic	$0.06	$0.01	$0.16	$0.14	($0.05)	($0.15)	($0.19)	$0.04
Earnings (loss) per share - diluted	$0.06	$0.01	$0.15	$0.14	($0.05)	($0.15)	($0.19)	$0.04

During the second quarter of 2021, mine operating earnings were $29.4 million compared to $28.1 million in the previous quarter. The increase in mine operating earnings was primarily due to 47% more payable silver equivalent ounces sold compared to the previous quarter, partially offset by mine operating loss of $7.2 million generated by Jerritt Canyon. Net earnings for the quarter was $15.6 million compared to $1.9 million, primarily due to the increase in silver equivalent ounces sold net of higher taxes.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2021, the Company had cash and cash equivalents of $227.1 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $22.3 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at June 30, 2021 was $276.3 million compared to $254.4 million at December 31, 2020. Total available liquidity at June 30, 2021 was $316.3 million, including $40.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Cash flow
Cash used in operating activities	($16,532)	($30,548)	($9,101)	($18,500)
Cash used in investing activities	(13,310)	(18,947)	(59,574)	(52,253)
Cash generated by (used in) financing activities	53,966	(917)	55,242	(713)
Increase (decrease) in cash and cash equivalents	$24,124	($50,412)	($13,433)	($71,466)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	1,301	455	1,964	(2,313)
Cash and cash equivalents, beginning of the period	201,684	145,187	238,578	169,009
Cash and cash equivalents, end of period	$227,109	$95,230	$227,109	$95,230

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2021 are summarized as follows:
•Cash used in operating activities of $9.1 million, primarily due to:
•$82.3 million in operating cash flows from operating activities before movements in working capital and taxes;

First Majestic Silver Corp. 2021 Second Quarter Report	Page 26

net of:
•$34.8 million in net change in non-cash working capital items during the period, including $20.1 million increase in VAT receivables, $0.4 million increase in inventories, net of $0.2 million decrease in trade and other payables; and
•$56.6 million in income taxes paid during the period.
•Cash used in investing activities of $59.6 million, primarily related to:
•$67.4 million spent on mine development and exploration activities;
•$18.0 million spent on purchase of property, plant and equipment;
•$4.3 million spent on deposits on non-current assets;
•$1.7 million spent on the Jerritt Canyon acquisition;
net off:
•$30.0 million of restricted cash acquired on the acquisition of Jerritt Canyon; and
•$2.1 million of net proceeds from disposal of marketable securities.
•Cash provided by financing activities of $55.2 million, primarily consists of the following:
•$49.1 million of net proceeds from the issuance of shares through the ATM;
•$13.3 million of net proceeds from the exercise of stock options;
net of:
•$3.5 million on repayment of lease obligations.
•$2.4 million payment of financing costs; and
•$1.1 million payment on dividends declared.

Subsequent to June 30, 2021, the Company sold 1,225,000 common shares under the ATM program at an average price of $14.71 for gross proceeds of $18.0 million.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2021 and December 31, 2020, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at June 30, 2021, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$105,814	$105,814	$—	$—	$—
Debt facilities	173,020	3,394	169,626	—	—
Lease liabilities	41,900	9,423	18,061	12,704	1,712
Other liabilities	6,011	—	—	—	6,011
Purchase obligations and commitments	50,217	45,217	5,000	—	—
	$376,962	$163,848	$192,687	$12,704	$7,723

First Majestic Silver Corp. 2021 Second Quarter Report	Page 27

At June 30, 2021, the Company had working capital of $276.3 million (2020 – $254.4 million) and total available liquidity of $316.3 million (2020 – $319.4 million), including $40.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2021, value added taxes (“VAT”) receivable was $77.0 million (December 31, 2020 - $56.9 million), of which $53.4 million (December 31, 2020 - $37.9 million) relates to Primero Empresa Minera, S.A. de C.V. ("PEM"). Servicio de Administración Tributaria (“SAT”) has commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	June 30, 2021
	Cash and cash equivalents	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$66,589	$—	$14,369	($2,409)	$78,549	$7,855
Mexican peso	37,844	72,958	—	(43,132)	67,670	6,767
	$104,433	$72,958	$14,369	($45,541)	$146,219	$14,622

First Majestic Silver Corp. 2021 Second Quarter Report	Page 28

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$221	$357	$578
	$221	$357	$578

Political and Country Risk
First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As at the date of this MD&A, the global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions, certain jurisdictions that have previously lifted quarantines have been required to re-impose them. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected

First Majestic Silver Corp. 2021 Second Quarter Report	Page 29

with COVID‐19 has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID‐19. The decree temporarily suspended certain activities relating to physical gatherings and the transit or movement of individuals and was subsequently amended to restrict access and require the closure of the Company’s mines from April 3, 2020. On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and operations were permitted to restart on May 18, 2020. On May 23, 2020, Mexican government authorized the Company to restart its mining operations, however, there can be no guarantee that the decree will not be amended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company’s facilities are located will not pass similar decrees reducing or preventing access to the Company’s facilities, potentially causing disruption or closure of one or more of the Company’s mines.

As a result of the temporary closures of its facilities, the Company experienced loss of production at its facilities during the second and third financial quarters of 2020. In early November 2020, the Company’s three operating mines had returned to normal operations. Worker availability is a challenge but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors. The Company constructed a Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnered with test labs at Santa Elena to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 30

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero Mining Corp. ("Primero") the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by PEM on the silver sold under the Old Stream Agreement. PEM believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, PEM received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated did not identify any different basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $248.4 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $137.5 million (2,869 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include reassessments based on the market price of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated

First Majestic Silver Corp. 2021 Second Quarter Report	Page 31

solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters. On March 2, 2021, the Company announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement ("NAFTA").

If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $208.4 million (4,126 million MXN), before interest or penalties.

Based on the Company’s assessments with third party advisors, the Company believes PEM filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 32

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.8 million (155.5 million MXN) and $6.3 million (126.6 million MXN), respectively.  The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the six months ended June 30, 2021.

Off-Balance Sheet Arrangements

At June 30, 2021, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2021.

Outstanding Share Data

As at August 15, 2021, the Company has 256,481,053 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to June 30, 2021:

Declaration of Quarterly Dividend
On August 16, 2021, the Company's board of directors approved and declared a quarterly common share dividend of $0.006 per share, payable on and after September 16, 2021, to common shareholders of record at the close of business on August 26, 2021. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the quarter ended June 30, 2021.

First Majestic Silver Corp. 2021 Second Quarter Report	Page 33

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2021, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2020 and the following accounting policies, critical judgments and estimates in applying accounting policies:

New and amended IFRS standards that are effective for the current year:
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021 and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and

First Majestic Silver Corp. 2021 Second Quarter Report	Page 34

decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based

First Majestic Silver Corp. 2021 Second Quarter Report	Page 35

payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,715	$8,253	$3,341	$14,818	$39,127
Milling cost	8,266	6,868	4,925	8,127	28,185
Indirect cost	10,070	3,436	2,835	3,050	19,391
Total production cost (A)	$31,051	$18,558	$11,101	$25,994	$86,704
Add: transportation and other selling cost	363	174	125	13	727
Add: smelting and refining cost	447	145	184	11	787
Add: environmental duty and royalties cost	427	144	118	382	1,068
Total cash cost (B)	$32,288	$19,021	$11,528	$26,400	$89,286
Workers’ participation	2,549	52	112	—	2,696
General and administrative expenses	—	—	—	—	6,494
Share-based payments	—	—	—	—	2,768
Accretion of decommissioning liabilities	183	81	133	266	928
Sustaining capital expenditures	10,069	4,487	1,010	4,628	20,684
Operating lease payments	57	633	690	215	1,972
All-In Sustaining Costs (C)	$45,146	$24,274	$13,473	$31,509	$124,828
Payable silver equivalent ounces produced (D)	3,175,136	1,139,258	843,931	1,269,128	6,427,453
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	18,762	N/A
Tonnes milled (F)	202,382	234,381	242,839	146,611	826,213

Cash cost per AgEq ounce (B/D)	$10.17	$16.70	$13.66	$20.80	$13.89
AISC per AgEq ounce (C/D)	$14.22	$21.31	$15.97	$24.83	$19.42
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$1,407	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$1,679	N/A
Production cost per tonne (A/F)	$153.43	$79.17	$45.71	$177.30	$104.94

First Majestic Silver Corp. 2021 Second Quarter Report	Page 36

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended June 30, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$6,476	$2,218	$1,197	$9,891
Milling cost	3,565	3,045	2,273	8,882
Indirect cost	4,793	1,412	1,299	7,504
Total production cost (A)	$14,834	$6,675	$4,770	$26,278
Add: transportation and other selling cost	147	58	52	320
Add: smelting and refining cost	232	27	45	305
Add: environmental duty and royalties cost	180	47	24	251
Total cash cost (B)	$15,393	$6,806	$4,891	$27,154
Workers’ participation	6,732	45	136	6,726
General and administrative expenses	—	—	—	5,377
Share-based payments	—	—	—	1,947
Accretion of decommissioning liabilities	131	68	110	546
Sustaining capital expenditures	3,315	1,973	241	6,102
Operating lease payments	46	46	641	995
All-In Sustaining Costs (C)	$25,617	$8,938	$6,019	$48,847
Payable silver equivalent ounces produced (D)	2,394,435	595,056	511,917	3,501,408
Tonnes milled (E)	114,390	89,590	129,579	333,559

Cash cost per AgEq ounce (B/D)	$6.43	$11.44	$9.55	$7.76
AISC per AgEq ounce (C/D)	$10.70	$15.02	$11.76	$13.95
Production cost per tonne (A/E)	$129.67	$74.50	$36.80	$78.78

First Majestic Silver Corp. 2021 Second Quarter Report	Page 37

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$24,292	$14,549	$6,522	$14,818	$60,181
Milling cost	14,909	14,113	8,861	8,127	46,011
Indirect cost	19,831	7,347	5,578	3,050	35,807
Total production cost (A)	$59,033	$36,009	$20,962	$25,994	$141,998
Add: transportation and other selling cost	710	322	236	13	1,389
Add: smelting and refining cost	841	264	339	11	1,455
Add: environmental duty and royalties cost	796	256	210	382	1,641
Total cash cost (B)	$61,380	$36,851	$21,747	$26,400	$146,483
Workers’ participation	6,018	107	238	—	6,363
General and administrative expenses	—	—	—	—	12,995
Share-based payments	—	—	—	—	6,362
Accretion of decommissioning liabilities	360	158	262	266	1,567
Sustaining capital expenditures	18,905	9,144	1,983	4,628	35,780
Operating lease payments	125	683	1,334	215	3,103
All-In Sustaining Costs (C)	$86,788	$46,943	$25,564	$31,509	$212,653
Payable silver equivalent ounces produced (D)	6,084,627	2,022,706	1,585,796	1,269,128	10,962,256
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	18,762	N/A
Tonnes milled (F)	401,848	419,738	472,260	146,611	1,440,457

Cash cost per AgEq ounce (B/D)	$10.09	$18.22	$13.71	$20.80	$13.36
AISC per AgEq ounce (C/D)	$14.26	$23.21	$16.12	$24.83	$19.39
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$1,407	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$1,679	N/A
Production cost per tonne (A/E)	$146.90	$85.78	$44.38	$177.30	$98.58

First Majestic Silver Corp. 2021 Second Quarter Report	Page 38

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$39,230	$17,922	$8,374	$77,633
Milling cost	20,568	25,473	18,139	74,796
Indirect cost	31,420	9,330	9,141	60,118
Total production cost (A)	$40,113	$21,085	$14,462	$75,660
Add: transportation and other selling cost	443	130	141	842
Add: smelting and refining cost	627	161	229	1,030
Add: environmental duty and royalties cost	437	156	57	648
Total cash cost (B)	$41,620	$21,532	$14,889	$78,180
Workers’ participation	8,414	100	210	8,724
General and administrative expenses	—	—	—	11,205
Share-based payments	—	—	—	4,325
Accretion of decommissioning liabilities	280	146	236	1,169
Sustaining capital expenditures	11,315	3,937	1,739	18,761
Operating lease payments	173	97	1,283	2,138
All-In Sustaining Costs (C)	$61,802	$25,812	$18,357	$124,502
Payable silver equivalent ounces produced (D)	6,064,768	2,186,863	1,437,556	9,689,187
Tonnes milled (E)	314,499	267,423	350,780	932,701

Cash cost per AgEq ounce (B/D)	$6.86	$9.85	$10.36	$8.07
AISC per AgEq ounce (C/D)	$10.19	$11.80	$12.77	$12.85
Production cost per tonne (A/E)	$127.54	$78.85	$41.23	$81.12

First Majestic Silver Corp. 2021 Second Quarter Report	Page 39

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues as reported	$154,073	$34,856	$254,595	$120,920
Add back: smelting and refining charges	787	305	1,455	1,030
Gross revenues	154,860	35,161	256,050	121,950
Less: Sandstorm gold revenues	(781)	(256)	(1,338)	(1,255)
Less: Wheaton gold revenues	(6,925)	(3,673)	(13,213)	(10,555)
Gross revenues, excluding Sandstorm, Wheaton (A)	$147,154	$31,233	$241,499	$110,140

Payable silver equivalent ounces sold	6,264,513	2,408,654	10,514,029	7,965,591
Less: Payable silver equivalent ounces sold to Sandstorm	(113,432)	(64,132)	(195,682)	(280,525)
Less: Payable silver equivalent ounces sold to Wheaton	(765,751)	(542,706)	(1,455,881)	(1,337,756)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,385,330	1,801,816	8,862,466	6,347,310

Average realized silver price per ounce (A/B)	$27.32	$17.33	$27.25	$17.35
Average market price per ounce of silver per COMEX	$26.69	$16.89	$26.47	$16.38

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating Cash Flows before Working Capital and Taxes	$51,192	($16,414)	$82,321	$6,899
Weighted average number of shares on issue - basic	242,781,479	209,645,317	232,718,998	209,520,684
Cash Flow per Share	$0.21	($0.08)	$0.35	$0.03

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes certain non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

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The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net earnings (loss) as reported	$15,599	($9,968)	$17,454	($42,404)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(9,368)	(6,254)	(11,193)	(1,688)
Share-based payments	2,768	1,947	6,362	4,325
Loss from investment in derivatives and marketable securities	(4,160)	(3,289)	(2,871)	(1,921)
Write-down on assets held-for-sale	—	—	2,081	—
Write-down (recovery) of mineral inventory	6,034	—	6,034	(443)
Acquisition costs	1,823	—	1,823	—
Unrealized (gain) loss on foreign currency derivatives	—	(10,251)	—	12,403
Standby costs related to COVID-19 Suspension	—	7,162	—	7,162
Loss on divestiture of exploration projects	—	—	—	10,106
Adjusted net earnings (loss)	$12,696	($20,653)	$19,690	($12,460)
Weighted average number of shares on issue - basic	242,781,479	209,645,317	232,718,998	209,520,684
Adjusted EPS	$0.05	($0.10)	$0.08	($0.06)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2021	December 31, 2020
Current Assets	$409,242	$356,046
Less: Current Liabilities	(132,967)	(101,626)
Working Capital	$276,275	$254,420
Available Undrawn Revolving Credit Facility	40,000	65,000
Available Liquidity	$316,275	$319,420

First Majestic Silver Corp. 2021 Second Quarter Report	Page 41

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management excluded from its assessment the internal controls, policies and procedures of Jerritt Canyon, which the Company acquired control on April 30, 2021. Jerritt Canyon’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 35%, 37%, 14% and (27)%, respectively, of the condensed interim consolidated financial statement amounts as of June 30, 2021. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Jerritt Canyon, there have been no significant changes in our internal controls during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in

First Majestic Silver Corp. 2021 Second Quarter Report	Page 42

achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry

First Majestic Silver Corp. 2021 Second Quarter Report	Page 43

Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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